UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Finjan Holdings Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

31788H105
(CUSIP Number)

December 31, 2017
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 6 Pages

1.	Names of Reporting Persons

Halcyon Capital Management LP

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

	5.	Sole Voting Power
Number of Shares		2,355,506
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 2,355,506
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,355,506

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

8.59%

12.	Type of Reporting Person (See Instructions)

IA

1.	Names of Reporting Persons

Halcyon Long Duration Recoveries Management LP

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

	5.	Sole Voting Power
Number of Shares		2,355,506
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 2,355,506
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,355,506

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

8.59%

12.	Type of Reporting Person (See Instructions)

IA

Item 1(a).	Name of Issuer:

Finjan Holdings Inc. (the “Issuer”).

Item 1(b).	Address of the Issuer's Principal Executive Offices:

200 University Ave., Suite 600
East Palo Alto, CA 94303

Item 2(a), 2(b) and 2(c). Name of Person Filing; Address of Principal Business Office or, if None, Residence; Citizenship:

This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"): i) Halcyon Capital Management LP ii) Halcyon Long Duration Recoveries Management LP
The Reporting Persons are Delaware limited partnerships.

The address of the principal business office of the Reporting Persons is 477 Madison Ave., 8th Floor, New York, NY 10022.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value (the “Shares”).

Item 2(e).	CUSIP Number:

31788H105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ] Broker or dealer registered under Section 15 of the Act;

	(b)	[ ] Bank as defined in Section 3(a)(6) of the Act;

	(c)	[ ] Insurance Company as defined in Section 3(a)(19) of the Act;

	(d)	[] Investment Company registered under Section 8 of the Investment Company Act of 1940;

	(e)	[X] Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	[ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1(b)(1)(ii)(F);

	(g)	[ ] Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	[ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	[ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

	(j)	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

Halcyon Capital Management LP
(a)	Amount indirectly beneficially owned: 2,355,506 Shares.
(b)	Percent of class: 8.59%.
(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote	2,355,506
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	2,355,506
(iv)	Shared power to dispose or to direct the disposition of	0

Halcyon Long Duration Recoveries Management LP
(a)	Amount indirectly beneficially owned: 2,355,506 Shares.
(b)	Percent of class: 8.59%.
(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote	2,355,506
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	2,355,506
(iv)	Shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof any of the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2018	Halcyon Capital Management LP

	By:	/s/ Suzanne McDermott
	Name:	Suzanne McDermott
	Title:	Chief Legal Officer, Chief Compliance Officer, Managing Principal

Date: February 14, 2018	Halcyon Long Duration Recoveries Management LP

	By:	/s/ Suzanne McDermott
	Name:	Suzanne McDermott
	Title:	Chief Legal Officer, Chief Compliance Officer, Managing Principal

EXHIBIT INDEX

Page No.

A.	Joint Filing Agreement, dated as of February 14, 2018, by and between Halcyon Long Duration Recoveries Management LP and Halcyon Capital Management LP	10

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock, $0.0001 par value of Finjan Holdings Inc.dated as of February 14, 2018, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: February 14, 2018	Halcyon Capital Management LP

	By:	/s/ Suzanne McDermott
	Name:	Suzanne McDermott
	Title:	Chief Legal Officer, Chief Compliance Officer, Managing Principal

Date: February 14, 2018	Halcyon Long Duration Recoveries Management LP

	By:	/s/ Suzanne McDermott
	Name:	Suzanne McDermott
	Title:	Chief Legal Officer, Chief Compliance Officer, Managing Principal